January 22, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jessica Dickerson

Re:	Estrella Immunopharma, Inc.
Registration Statement on Form S-1, as amended
Filed December 22, 2025 (File No. 333-292331)

Dear Ms. Dickerson,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on January 23, 2026, at 4:00 p.m., Eastern Time, or as soon as thereafter as practicable, or at such later time as Estrella Immunopharma, Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Estrella Immunopharma, Inc.

By:	/s/ Cheng Liu
Name:	Cheng Liu
Title:	Chief Executive Officer

cc: Michael Blankenship